   **Obianozo Chukwuma <obi@seedinvest.com>**

Fwd: Following Up from Death & Co's Kick-Off Webinar

1 message

Sarah Haas <sarah@seedinvest.com>   Tue, Mar 23, 2021 at 5:20 PM
To: Obianozo Chukwuma <obi@seedinvest.com>

---------- Forwarded message ---------
From: **SeedInvest** <contactus@seedinvest.com>
Date: Tue, Mar 23, 2021 at 5:19 PM
Subject: Following Up from Death & Co's Kick-Off Webinar
To: <sarah@seedinvest.com>

seedinvest   Death & Co's First Webinar

Hi Sarah,

Thank you for your interest in Death & Co's kick-off webinar. If you were not able to
make it or still have outstanding questions, feel free to ask them to management via
the discussion board here. To reserve shares or learn more about the company, click
on the link below.

RESERVE SHARES

Questions about the process? Email us. We're happy to help.

   Obianozo Chukwuma <obi@seedinvest.com>

New Fintech Deal & Three Reg A+ Deals Accepting Reservations
1 message

SeedInvest <deals@seedinvest.com>   Fri, Mar 5, 2021 at 10:23 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Weekly Deal Newsletter

Now Accepting Investments



Supervest | Crowdfunding platform for alternative investments

Supervest is an online crowdfunding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance (MCA). The company connects its high-quality community of investors with funding partners to provide working capital to small businesses across the U.S.

Highlights include:

- Participated in over 3,100 funding opportunities since inception

- Provided over $15.5M in funding to small and medium businesses to date, with total expected payback (RTR) of over $22M

- Achieved a 185% increase in funding to merchants from December 2020 to January 2021


LEARN MORE & FOLLOW


Closing Soon



Virtuix, the most funded live deal on SeedInvest, will close its $15M round in less than one month

Virtuix has set its campaign end date to Friday, April 2nd, 2021 — less than one month away. The company is the creator of Omni, an omni-directional treadmill allowing users to walk and run inside popular games and virtual worlds. Read all campaign updates here.

Virtuix's campaign is successfully funded and has surpassed $11.5M raised of its $15M round, making it the company with most investments currently on SeedInvest. Please note SeedInvest operates on a first-come, first-served basis.

INVEST IN VIRTUIX

Reg A+ Reservations Roundup



Three Reg A+ deals on SeedInvest are now accepting reservations

There are three Reg A+ deals on SeedInvest currently accepting reservations. By confirming a reservation, you have the opportunity to purchase shares ahead of the company's public launch after it receives SEC qualification. A reservation is non-binding and you may cancel at any time. Learn more about the deals accepting reservations below:

- **Gryphon** | Cloud managed network protection with machine learning to keep families and businesses safe

- **Death & Co** | Integrated hospitality group creating unique cocktail experiences across the U.S

- **Future Acres** | Autonomous tools for the future of farming

Upcoming Webinars

- **Future Acres' Kick-Off Webinar** | Thursday, March 11th at 1pm ET

- **March Reg CF Digital Demo Day** | Tuesday, March 16th at 1pm ET

- **Death & Co's Kick-Off Webinar** | Tuesday, March 16th at 4pm ET

- **Virtuix's Final Webinar** | Tuesday, March 30th at 2pm ET

- **April Reg A+ Webinar** | Thursday, April 1st at 4pm ET

SeedInvest Promotions & Perks

- Virtuix | Virtuix is offering investor perks including a 20% discount when buying an Omni One system ($400 discount) or Omni One dev kit ($200 discount). **Learn more.**

- Gryphon | Reservations will bump investors up one tier upon conversion to an investment. **Learn more.**

- Death & Co | All investors who reserve shares and purchase their reserved shares will receive access to the Death & Co Cocktail Compendium, with almost 1K original cocktails, as well as the Investor Cocktail 101 Virtual Class. Previous investors will receive additional bonus perks. **Learn more.**

Don't Miss Out on Future Updates...

Want to keep receiving these emails? Be sure to click the "Follow" button on any company's profile page that you are interested in. This will ensure you receive business updates, campaign reminders, and webinar alerts during the campaign going forward.

SeedInvest Auto Invest

Looking for an easier way to build your startup portfolio? SeedInvest Auto Invest does just that by allowing you to build a portfolio of 5-25 highly-vetted, early-stage startups with investment minimums as low as $200 per company. Auto Invest investors can opt out at any time. Learn more here.

Refer an Entrepreneur

Know an entrepreneur who would be a great fit to raise on SeedInvest? Refer an entrepreneur to the SeedInvest team here.

Browse all deals. Learn more about all of our investment opportunities.

Questions? Email us. We're happy to help.

You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

SeedInvest's selection criteria does not suggest higher quality investment opportunities nor does it imply that investors will generate positive returns in investment opportunities on SeedInvest. Learn more about due diligence in the SeedInvest Academy and our vetting process in our FAQs.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

Supervest is offering securities under Regulation CF and Rule 506(c) of Regulation D through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at: Supervest: https://www.seedinvest.com/supervest

Future Acres, Gryphon, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Future Acres: https://www.seedinvest.com/future.acres, Gryphon: https://www.seedinvest.com/gryphon, Death & Co: https://www.seedinvest.com/death.co

Virtuix is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix

You are receiving this because you are a registered user on SeedInvest. If you would like to stop receiving invitations to events, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.



Obianozo Chukwuma <obi@seedinvest.com>

Invest in Diversity & Reserve Shares in New Reg A+ Deal

1 message

SeedInvest <deals@seedinvest.com>   Fri, Mar 12, 2021 at 9:55 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Weekly Deal Newsletter

Now Accepting Investments



SwayBrand | Marketplace helping brands authentically connect with diverse audiences

SwayBrand is a two-sided digital marketplace that provides brands exclusive insights and content, agile cultural access, and premium talent to help brands strategically connect with diverse audiences.

Highlights include:

- Signed a contract with Conagra Brands, opening up engagement opportunities across their 70 consumer brands

- Won the NFLPA Startup Pitch Competition in January 2020, and signed partnership with NBA Legends (the National Basketball Retired Players Association)

- Key investors include Michael Alter (Chicago Sky), Mike Gamson (Relativity), and J Schwan (Kin + Carta)

SwayBrand's campaign is already successfully funded and still accepting investments.


LEARN MORE & FOLLOW



Now Accepting Reservations




Innovega | Smart contact lenses & glasses

Innovega is creating smart contact lenses and glasses that deliver high-performance AR/VR experiences. The company previously successfully raised on SeedInvest two times and is back for its Series A round.

Highlights include:

- The company has 14 issued U.S. patents and 13 pending patents protecting contact lenses, eyewear, optical systems, display systems, gaze-tracking, cameras, and vision and hearing enhancement

- Raised $10M to date with $5.8M in government contracts, grants, and commercial revenue, generating $2M in gross profit

- Completed necessary pre-clinical testing, and FDA 510(k) clinical trials are underway

LEARN MORE & FOLLOW

Upcoming Webinars

- **March Reg CF Digital Demo Day** | Tuesday, March 16th at 1pm ET

- **Death & Co's Kick-Off Webinar** | Tuesday, March 16th at 4pm ET

- **Perfitly's Final Webinar** | Tuesday, March 23rd at 4pm ET

- **Virtuix's Final Webinar** | Tuesday, March 30th at 2pm ET

- **April Reg A+ Monthly Webinar** | Thursday, April 1st at 4pm ET

SeedInvest Promotions & Perks

- Gryphon | Reservations will bump investors up one tier upon conversion to an investment. **Learn more.**

- Death & Co | All investors who reserve shares and purchase their reserved shares will receive access to the Death & Co Cocktail Compendium, with almost

1K original cocktails, as well as the Investor Cocktail 101 Virtual Class. Previous investors will receive additional bonus perks. **Learn more.**

Don't Miss Out on Future Updates...

Want to keep receiving these emails? Be sure to click the "Follow" button on any company's profile page that you are interested in. This will ensure you receive business updates, campaign reminders, and webinar alerts during the campaign going forward.

SeedInvest Auto Invest

Looking for an easier way to build your startup portfolio? SeedInvest Auto Invest does just that by allowing you to build a portfolio of 5-25 highly-vetted, early-stage startups with investment minimums as low as $200 per company. Auto Invest investors can opt out at any time. Learn more here.

Refer an Entrepreneur

Know an entrepreneur who would be a great fit to raise on SeedInvest? Refer an entrepreneur to the SeedInvest team here.

Browse all deals. Learn more about all of our investment opportunities.

Questions? Email us. We're happy to help.

You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

SeedInvest's selection criteria does not suggest higher quality investment opportunities nor does it imply that investors will generate positive returns in investment opportunities on SeedInvest. Learn more about due diligence in the SeedInvest Academy and our vetting process in our FAQs.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

SwayBrand, and Perfitly are offering securities under Regulation CF and Rule 506(c) of Regulation D through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at: SwayBrand: https://www.seedinvest.com/swaybrand, Perfitly: https://www.seedinvest.com/perfitly

Death & Co, Innovega, and Gryphon are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co, Innovega: https://www.seedinvest.com/innovega, Gryphon: https://www.seedinvest.com/gryphon

Virtuix is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix

   Obianozo Chukwuma <obi@seedinvest.com>

Two New Revenue-Generating Deals
1 message

SeedInvest <deals@seedinvest.com>   Fri, Mar 19, 2021 at 9:16 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Weekly Deal Newsletter

Now Accepting Reservations



AMASS | Omnichannel premium botanic lifestyle brand

- 549% YoY revenue growth, from $534K in 2019 to $3.4M in 2020 (unaudited)

- $8M revenue run rate as of Q4 2020

- Key accounts include Soho House (globally), Whole Foods, Amazon, six
  Michelin starred restaurants, and four of the world's top bars

Learn More & Reserve

Fantasy Sports | Data analytics & consumer rewards platform for sports-betting

- Key investors include Social Leverage (VC) and Tech Coast Angels

- Over 500K users across all Sports Gambling Tech products including LineStar for Daily Fantasy Sports, TrackWiz for Horse Racing, and BetFully for Sports Gambling (coming soon)

- Achieved $75K in MRR with recurring subscription revenues across all products

Learn More & Reserve

Closing Soon



Perfitly | AI-powered AR/VR interactive online fitting room

Perfitly is an AR/VR apparel eCommerce SaaS solution for clothing companies. The software helps customers effectively shop online by helping them visualize the correct size, which, in turn, reduces returns and increases conversion for brands.

Next Friday, March 26th is the last day to invest. To do so, you must complete the online process by 11:59pm ET.

INVEST IN PERFITLY

Upcoming Webinars

- **Perfitly's Final Webinar** | Tuesday, March 23rd at 4pm ET

- **Innovega's Kick-Off Webinar** | Wednesday, March 24th at 2pm ET

- **Supervest's Kick-Off Webinar** | Thursday, March 25th at 1pm ET

- **Virtuix's Final Webinar** | Tuesday, March 30th at 2pm ET

- **April Reg A+ Webinar** | Thursday, April 1st at 4pm ET

- **April Reg CF Digital Demo Day Webinar** | Thursday, April 20th at 1pm ET

SeedInvest Promotions & Perks

- Virtuix I Virtuix is offering investor perks including a 20% discount when buying an Omni One system ($400 discount) or Omni One dev kit ($200 discount). **Learn more.**

- Gryphon I Reservations will bump investors up one tier upon conversion to an investment. **Learn more.**

- Death & Co I All investors who reserve shares and purchase their reserved shares will receive access to the Death & Co Cocktail Compendium, with almost 1K original cocktails, as well as the Investor Cocktail 101 Virtual Class. Previous investors will receive additional bonus perks. **Learn more.**

Don't Miss Out on Future Updates...

Want to keep receiving these emails? Be sure to click the "Follow" button on any company's profile page that you are interested in. This will ensure you receive business updates, campaign reminders, and webinar alerts during the campaign going forward.

SeedInvest Auto Invest

Looking for an easier way to build your startup portfolio? SeedInvest Auto Invest does just that by allowing you to build a portfolio of 5-25 highly-vetted, early-stage startups with investment minimums as low as $200 per company. Auto Invest investors can opt out at any time. Learn more here.

Refer an Entrepreneur

Know an entrepreneur who would be a great fit to raise on SeedInvest? Refer an entrepreneur to the SeedInvest team here.

Browse all deals. Learn more about all of our investment opportunities.

Questions? Email us. We're happy to help.

note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

SeedInvest's selection criteria does not suggest higher quality investment opportunities nor does it imply that investors will generate positive returns in investment opportunities on SeedInvest. Learn more about due diligence in the SeedInvest Academy and our vetting process in our FAQs.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

Fantasy Sports, and AMASS are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Fantasy Sports: https://www.seedinvest.com/fantasy.sports, AMASS: https://www.seedinvest.com/amass

Virtuix is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix

Perfitly, and Supervest are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Perfitly: https://www.seedinvest.com/perfitly, Supervest: https://www.seedinvest.com/supervest

Innovega, Gryphon, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega, Gryphon: https://www.seedinvest.com/gryphon, Death & Co: https://www.seedinvest.com/death.co

 CIRCLE   Obianozo Chukwuma <obi@seedinvest.com>

Last Day to Invest in Caliber & Two New Reg A+ Campaigns Launch
1 message

SeedInvest <deals@seedinvest.com>   Fri, Feb 26, 2021 at 10:59 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Weekly Deal Newsletter

Reg A+ Closing Tonight



Caliber is ending its campaign today, Friday, February 26th

Caliber is a real estate investment company on a mission to build wealth and transform communities. Since the company launched its campaign, Caliber has raised more than $7M from over 1.5K investors.

Please note the campaign will close tonight, Friday, February 26th. To account for any potential technical difficulties, SeedInvest encourages everyone (especially first time investors) to confirm investments as soon as possible. **To secure a spot in the round, investors need to complete the online process and receive an email confirmation**

by 11:59pm ET. Investments cannot be accepted after this time. Please note that investors are, however, given additional time to complete any required follow-ups after this deadline has passed (including funding investments).


INVEST IN CALIBER


Reg A+ Deals Now Accepting Reservations

 

Future Acres | Autonomous tools for the future of farming

- Backed by Wavemaker Partners, a global venture capital firm with $400M AUM (portfolio includes Blue Bottle Coffee, Miso Robotics, and Winc)

- Farms have the potential to achieve a 30% increase in labor productivity by using the flagship product, Carry (based on internal company estimates and feedback from potential customers)

- CEO is a 3x founder with 15 years of AgTech and CleanTech experience

Learn More & Reserve Shares

Death & Co | Integrated hospitality group creating unique cocktail experiences across the U.S

- Previously successfully raised on SeedInvest in 2018 (SeedInvest's first hospitality fundraise and the 2nd most successful Reg CF + Reg D round in the platform's history)

- Total company revenue grew 49% from $4.95M in 2018 to $7.39M in 2019

- Cocktail Codex, the group's second cocktail book, won the James Beard Award for "Book of the Year" – the first beverage book to ever win the category

Learn More & Reserve Shares

Upcoming Webinars

- **March Reg A+ Webinar** | Thursday, March 4th at 4pm ET

- **Future Acres' First Webinar** | Thursday, March 11th at 1pm ET

SeedInvest Promotions & Perks

- Virtuix | Virtuix is offering investor perks including a 20% discount when buying an Omni One system ($400 discount) or Omni One dev kit ($200 discount). **Learn more.**

- Gryphon | Reservations will bump investors up one tier upon conversion to an investment. **Learn more.**

- Death & Co | All investors who reserve shares and purchase their reserved shares will receive access to the Death & Co Cocktail Compendium, with almost 1K original cocktails, as well as the Investor Cocktail 101 Virtual Class. Previous investors will receive additional bonus perks. **Learn more.**

Don't Miss Out on Future Updates...

Want to keep receiving these emails? Be sure to click the "Follow" button on any company's profile page that you are interested in. This will ensure you receive business updates, campaign reminders, and webinar alerts during the campaign going forward.

SeedInvest Auto Invest

Looking for an easier way to build your startup portfolio? SeedInvest Auto Invest does just that by allowing you to build a portfolio of 5-25 highly-vetted, early-stage startups with investment minimums as low as $200 per company. Auto Invest investors can opt out at any time. Learn more here.

Refer an Entrepreneur

Know an entrepreneur who would be a great fit to raise on SeedInvest? Refer an entrepreneur to the SeedInvest team here.

Browse all deals. Learn more about all of our investment opportunities.

Questions? Email us. We're happy to help.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

SeedInvest's selection criteria does not suggest higher quality investment opportunities nor does it imply that investors will generate positive returns in investment opportunities on SeedInvest. Learn more about due diligence in the SeedInvest Academy and our vetting process in our FAQs.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

Caliber, and Virtuix are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Caliber: https://www.seedinvest.com/calibercos, Virtuix: https://www.seedinvest.com/virtuix

Gryphon, Future Acres, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Gryphon: https://www.seedinvest.com/gryphon, Future Acres: https://www.seedinvest.com/future.acres, Death & Co: https://www.seedinvest.com/death.co

   Obianozo Chukwuma <obi@seedinvest.com>

Reg A Rundown | Death & Co Returns & Virtuix Announces End Date
1 message

SeedInvest <deals@seedinvest.com>   Tue, Mar 2, 2021 at 10:01 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Reg A+ Rundown

Hi Obi,

Death & Co, our newest Reg A+ deal, recently launched its reservations campaign. Plus, **Virtuix** is closing its campaign next month on Friday, April 2nd. Read on for more updates.

Now Accepting Reservations



Death & Co, an integrated cocktail hospitality group, returns to SeedInvest for its Series B round

Death & Company is an integrated hospitality group creating unique cocktail experiences across the U.S. The company previously raised successfully on SeedInvest in 2018, which became SeedInvest's first hospitality fundraise and the second most successful Reg CF + Reg D round in the platform's history.

By confirming a reservation, you will have the opportunity to purchase shares ahead of the company's public launch after it receives SEC qualification. **Additionally, all investors who reserve shares and purchase their reserved shares will receive bonus perks.** A reservation is non-binding and you may cancel at any time.

The campaign has surpassed $500K in reservations in the first week of launching.

RESERVE SHARES

End Date Announced



Virtuix, the most funded deal currently on SeedInvest, sets its campaign end date to April 2nd

Virtuix is the creator of Omni, an omni-directional treadmill allowing users to walk and run inside popular games and virtual worlds. The company is raising a $15M Series A-2 round to launch Omni One and bring the company's popular gaming experience to millions of homes around the world.

Virtuix has surpassed $11M raised, making it the company with the most investments currently on SeedInvest. **The $15M round is ending next month on Friday, April 2nd.** Please note that SeedInvest operates on a first-come, first-served basis.


INVEST IN VIRTUIX


Business Updates

Cytonics finalizes the design of its preclinical trial to treat COVID-19

Cytonics has finalized the design for its preclinical study to test its lead drug candidate, CYT-108, as an anti-inflammatory therapy for COVID-19. If CYT-108 demonstrates efficacy in bringing down the levels of the SARS-CoV-2 virus, Cytonics plans to seek Emergency Use Authorization from the FDA to expedite the drug approval pathway in humans.

Learn More

GROUNDFLOOR records $5.1M in interest repaid to investors on its platform in 2020

During a year of unprecedented challenges, GROUNDFLOOR continued to grow and break new records. GROUNDFLOOR ended 2020 with 87K registered users, who had made over $144.8M in investments on the platform. The company repaid over $5.1M in interest on 444 loans to its investors and since July 2016 have originated and sold 1.6K loans to investors, 71.5% of which have been repaid in full, and 27.4% remain outstanding in the company's active portfolio.

Learn More

Good Earth Organics reports a 149% YoY increase in January sales following cannabis legalization

Riding the momentum of the recent cannabis legalization rulings in five states, that granted 230M Americans access to medical and/or recreational cannabis, Good Earth Organics (GEO) achieved a 149% YoY increase in sales compared to January 2020 (unaudited).

Learn More

Gryphon surpasses $3M of reservations

We are excited to announce that Gryphon has surpassed $3M in reservations on SeedInvest. The company develops cloud managed network protection with machine learning to keep families and businesses safe.

Learn More

Reservation Bonus Perks

Investors that reserve shares and later purchase their reserved shares will receive bonus perks from the following companies:

- **Gryphon's** perks include product discounts, free WiFi routers, complimentary yearly subscriptions, and more.

- **Death & Co's** perks include priority reservations, Investor Cocktail 101 classes, 10% off at all Death & Co properties, invitations to exclusive events, and more.

Upcoming Reg A+ Webinars

- **Reg A Monthly Webinar** | Thursday, March 4th at 4pm ET

- **Future Acres First Webinar** | Thursday, March 11th at 1pm ET

SeedInvest 101

New to SeedInvest or just want to learn about how the platform works? Join us for our weekly 101 webinar for a brief overview of SeedInvest and how to make the most of your investing experience, ending with a live Q&A session to answer any questions you may have. Register here.

"Follow" Button

Interested in never missing an update on a company? Log into your account and click the "Follow" button on a company's profile page. You can also select multiple deals to follow at once by logging in, navigating to User Settings, and then clicking Communication.

More About Reg A+

On June 19, 2015, three years after the JOBS Act was signed, Title IV (Regulation A+) of the JOBS Act went into effect, allowing private early-stage companies to raise money from all Americans. Reg A+ is a type of offering which allows private companies to raise up to $50M from the public. Companies looking to raise capital via Reg A+ first must file with the SEC and get qualification before launching their offering.

Reg A+ raises enable companies to grow and galvanize their communities, allowing them to cultivate a group of loyal customers / investors, with clear benefits*:

- Stock owners spend an average of 54% more than non-stock owners
- Investors visit the company website 68% more frequently
- Customers who own shares refer 2x as many people, increasing virality

SeedInvest recently closed its largest round ever when NowRx raised its $20M Series B round via Regulation A+.

Questions? **Email us**. We're happy to help.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

*Data referenced is current as of 2016.

Groundfloor, Cytonics, The Good Earth Organics, Inc., and Virtuix are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of

the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Groundfloor: https://www.seedinvest.com/groundfloor, Cytonics: https://www.seedinvest.com/cytonics, The Good Earth Organics, Inc.: https://www.seedinvest.com/goodearthorganics, Virtuix: https://www.seedinvest.com/virtuix

Gryphon, Future Acres, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Gryphon: https://www.seedinvest.com/gryphon, Future Acres: https://www.seedinvest.com/future.acres, Death & Co: https://www.seedinvest.com/death.co

 **CIRCLE**   **Obianozo Chukwuma <obi@seedinvest.com>**

Sneak Peak: Death & Co's New Round & Early Bird Perks
1 message

SeedInvest <deals@seedinvest.com>   Fri, Mar 5, 2021 at 9:40 AM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com



Now Accepting Reservations

Hi Obi,

We are excited to reintroduce Death & Co, our latest Reg A+ reservation campaign. The company, which successfully raised on SeedInvest in 2018, is a leading integrated cocktail hospitality group. **We are excited to give you a private first look into Death & Co's reservation campaign before the public launch tomorrow, Wednesday, February 24th.**

By confirming a reservation, you have the opportunity to purchase shares ahead of the company's public launch after it receives SEC qualification. A reservation is non-binding and you may cancel at any time.

LEARN MORE

Investor Bonus Perks

Death & Co is offering bonus investor perks to individuals that reserve shares and later purchase those reserved shares. Learn more.

Questions? Email us. We're happy to help.

You are receiving this newsletter because you are a registered user on SeedInvest. If you would like to stop receiving emails about new deal launches, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

 **CIRCLE**   **Obianozo Chukwuma <obi@seedinvest.com>**

Death & Co | Complete Your Reservation
1 message

SeedInvest <deals@seedinvest.com>   Fri, Mar 5, 2021 at 9:43 AM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

seedinvest Reminder

Hi Obi,

We noticed that you started the reservation process for Death & Co, but have yet to complete the process. Please note, if you have any questions for the company, you may post them on the discussion forum here.

If you would like to complete a reservation you may do so via the link below. **By completing a reservation, you will be able to confirm your investment ahead of the public launch and receive bonus perks.**

In less than one week, the campaign has already surpassed $500K in reservations.


COMPLETE RESERVATION


Questions for SeedInvest? Email us. We're happy to help.

You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving general updates from us, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

   Obianozo Chukwuma <obi@seedinvest.com>

New Reg A+ | Death & Co Returns for its Series B
1 message

SeedInvest <deals@seedinvest.com>   Sun, Mar 7, 2021 at 10:40 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>



Now Accepting Reservations

Death & Co | Integrated Cocktail Hospitality Group

Death & Company is an integrated hospitality group creating unique cocktail experiences across the U.S. The company previously successfully raised on SeedInvest in 2018, which became SeedInvest's first hospitality fundraise and the second most successful Reg CF + Reg D round in the platform's history.

Highlights from this new round include:

- Total company revenue grew 114% from $3.6M in 2018 to $7.8M in 2019

- Cocktail Codex, the group's second cocktail book, won the James Beard Award for "Book of the Year" - the first beverage book to ever win the category

- Received consistent praise in the hospitality space, with features in Forbes, Food & Wine, Travel & Leisure, The New York Times, The Wall Street Journal, and more

- Death & Co LA, the third Death & Co outpost, successfully debuted in Los Angeles' Arts District in late December 2019, generating $212K in January and $214K in February

The campaign has already surpassed $875K in reservations.


LEARN MORE & RESERVE SHARES


Investor Perks

The company is excited to announce investor perks for this round that include priority reservations, virtual cocktail classes, discounts, and more. Investors that reserve share and investors from the last round will receive bonus perks. Learn more here.

You are receiving this newsletter because you are a registered user on SeedInvest. If you would like to stop receiving emails about new deal launches, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

   Obianozo Chukwuma <obi@seedinvest.com>

New Deal Updates from Virtuix, Death & Co, & More
1 message

SeedInvest <deals@seedinvest.com>   Wed, Mar 3, 2021 at 9:07 AM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com



Deal Updates

Hi Obi,

In case you missed it, here's a roundup of recently announced deal updates.
Additionally, be sure to click the "Follow" button on any company's profile page that you
are interested in. Read more here.

- **Virtuix**, the most funded live deal on SeedInvest, surpassed $11M raised and
  announced its campaign end date - Friday, April 2nd

- **Death & Co** surpassed $500K reserved within the first week of launching its
  reservation campaign

- **GROUNDFLOOR**, the most funded fintech deal currently raising on SeedInvest,
  recorded $5.1M in interest repaid to investors in 2020

- **Cytonics** surpassed $2M raised and recently finalized the design of its
  preclinical study to treat COVID-19

- **precursor** surpassed $2M raised and CEO Clive Cook answered investor
  questions about its earthquake forecasting technology

- **Gryphon** surpassed $3.5M in reservations since launching its campaign

Browse all our deals. Learn more about all our investment opportunities.

You are receiving this because you are part of the SeedInvest community. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

Virtuix, Groundfloor, and Cytonics are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix, Groundfloor: https://www.seedinvest.com/groundfloor, Cytonics: https://www.seedinvest.com/cytonics

Gryphon, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Gryphon: https://www.seedinvest.com/gryphon, Death & Co: https://www.seedinvest.com/death.co

precursor is offering securities under Regulation CF and Rule 506(c) of Regulation D through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at: precursor: https://www.seedinvest.com/precursor

   **Obianozo Chukwuma <obi@seedinvest.com>**

SeedInvest's Weekly Highlights: Death & Co Returns & More
1 message

SeedInvest <contactus@seedinvest.com>   Sat, Feb 27, 2021 at 10:19 AM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com



Top 5 Weekly Highlights

SeedInvest's Weekly Highlights is a roundup of a selection of 5 deal updates, key milestones, portfolio company news, and more from the prior week.







1. Death & Co, SeedInvest's first hospitality fundraise and the second most successful Reg CF + Reg D round in the platform's history, has returned for its Series B round and is now actively accepting reservations. By confirming a reservation, you will have the opportunity to purchase shares after the company receives SEC qualification and ahead of its public launch. In addition, investors that reserve shares will receive bonus perks. Learn more.

2. Knightscope, an advanced security company that builds fully autonomous security robots and SeedInvest portfolio deal, has signed its fifth casino contract in Reno. Learn more.

3. Cult Beauty, a leading beauty retailer in the U.K., recently had its new foundation finder, MatchMe, the branded, white label experience powered by MIME, featured in The Industry. Learn more.

4. SeedInvest portfolio deal, Mighty Quinn's, a NYC-based fast casual hospitality group, was recently featured by QSR for its role in helping fellow NYC-based Otto's Tacos develop a digital strategy amid the pandemic. Learn more.

5. Riding the momentum of the recent cannabis legalization rulings in five states, that granted 230M Americans access to medical and/or recreational cannabis, Good Earth Organics (GEO) achieved a 149% YOY increase in sales compared to January 2020 (unaudited). Learn more.

Check out our **browse offerings** page to learn more about all our live deals.

Questions? Email us. We're happy to help.

You are receiving this newsletter because you are a registered user on SeedInvest. If you would like to stop receiving weekly highlight emails, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

MIME is offering securities under Regulation CF and Rule 506(c) of Regulation D through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at: MIME: https://www.seedinvest.com/mime

The Good Earth Organics, Inc. is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: The Good Earth Organics, Inc.: https://www.seedinvest.com/goodearthorganics


CIRCLE   Obianozo Chukwuma <obi@seedinvest.com>

Fwd: Explaining Death & Co's New Fundraise - A Note from the CEO
3 messages

Lauren Fong <lauren@seedinvest.com>   Mon, Mar 22, 2021 at 11:40 AM
To: Obianozo Chukwuma <obi@seedinvest.com>, David Kaplan <d.kaplan@ginandluck.com>, Jonathan Stidd
<jon@ridgegrowth.com>

final going out today!

---------- Forwarded message ---------
From: **SeedInvest** <deals@seedinvest.com>
Date: Mon, Mar 22, 2021 at 8:56 AM
Subject: Explaining Death & Co's New Fundraise - A Note from the CEO
To: <lauren@seedinvest.com>

seedinvest   Death & Co I Letter from the CEO

Hi Lauren,

This is David Kaplan, CEO at Gin & Luck (parent company of Death & Co). Though the
last year has been a challenging one for the hospitality industry, we believe that the
core of what we do - building hospitality ventures that anchor our communities - is
more vital now than ever. And so, we have embarked on a fundraise that we hope will
enable Gin & Luck to grow into one of the world's premier hospitality companies. We're
thrilled to be back with SeedInvest after a successful first round two years ago.



In 2019, after our first raise with SeedInvest, we opened a new location and grew the company by 49%. Unfortunately over the past year, the pandemic halted the industry. Today, as we start to safely resume indoor service at our three Death & Co locations (New York City, Denver, and Los Angeles), we feel more optimistic than ever about the future of hospitality. Developers and landlords are offering healthy tenant improvement budgets and reasonable rents, staff are well-trained for adapting situations, and guests are eager to return to their favorite bars and restaurants.

We hope to seize opportunity of the current economic market and labor force to secure advantageous leases and bolster our team with the best in the business.
With the funds raised from this round, we plan to:

- Hire key positions for growth into the next phase of our company

- Expand the Death & Co brand to new locations

- Expand our cocktail bar concepts using second and third generation spaces

- Expand into the hotel space through our new partnership with Ryan Diggins of The Ramble Hotel, via our new hotel group Midnight Auteur, with the goal of full-service ownership and management of boutique hotels

- Continue publishing industry-leading books, and expand our media reach into new arenas

- Build a world-class online education platform for professionals and enthusiasts alike

You can read more about our Series B fundraise, keep up to date on the campaign, write me any questions, and reserve shares on our profile here. Plus, I encourage you to check out our investor perks. Thank you for your interest and support.

Cheers,

David Kaplan

CEO of Gin & Luck

Questions? Email Us. We're happy to help.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

--

Lauren Fong

Manager

SeedInvest, LLC

61 Broadway, Suite 1705

New York, NY 10006

lauren@seedinvest.com | www.seedinvest.com

David Kaplan <d.kaplan@ginandluck.com>   Mon, Mar 22, 2021 at 1:51 PM
To: Lauren Fong <lauren@seedinvest.com>
Cc: Obianozo Chukwuma <obi@seedinvest.com>, Jonathan Stidd <jon@ridgegrowth.com>

Just saw a bump in reservations on the site!

[Quoted text hidden]

--



DAVID KAPLAN *chief executive officer*

d.kaplan@ginandluck.com | 585.750.0726

ginandluck.com

DEATH & CO + PROPRIETORS LLC

Jonathan Stidd <jon@ridgegrowth.com>   Mon, Mar 22, 2021 at 2:22 PM
To: David Kaplan <d.kaplan@ginandluck.com>
Cc: Lauren Fong <lauren@seedinvest.com>, Obianozo Chukwuma <obi@seedinvest.com>

Nice! We'll repurpose this as a plain-text email "from" David

---

The Ridge Growth Agency

jon@ridgegrowth.com
RidgeGrowthAgency.com

[Quoted text hidden]

 Reminder

Hi James,

We noticed that you started the reservation process for Death & Co, but have yet to complete the process. Please note, if you have any questions for the company, you may post them on the discussion forum <u>here</u>.

If you would like to complete a reservation you may do so via the link below. **By completing a reservation, you will be able to confirm your investment ahead of the public launch and receive <u>bonus perks</u>.**

The campaign has already surpassed $1.4M in reservations.


COMPLETE RESERVATION


Questions for SeedInvest? <u>Email us</u>. We're happy to help.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

 **CIRCLE**   Obianozo Chukwuma <obi@seedinvest.com>

New Milestones from Death & Co and Virtuix
1 message

SeedInvest <deals@seedinvest.com>   Thu, Mar 11, 2021 at 1:11 PM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>

seedinvest

Campaign Milestones



Death & Co surpasses $1M in reservations

We are excited to announce that Death & Co has surpassed $1M in reservations on
SeedInvest. The company is an integrated hospitality group creating unique cocktail
experiences across the U.S. Death & Co previously successfully raised on SeedInvest
in 2018, which was SeedInvest's first hospitality fundraise and the 2nd most successful
Reg CF + Reg D round in the platform's history.

By confirming a reservation, you will have the opportunity to purchase shares ahead of the company's public launch after it receives SEC qualification. Additionally, all investors who reserve shares and purchase their reserved shares will receive **bonus perks**. A reservation is non-binding and you may cancel at any time.

RESERVE SHARES



Virtuix, the most funded live deal on SeedInvest, surpasses $12M raised

We are excited to announce that Virtuix has surpassed $12M raised, making it the company with the most investments currently on SeedInvest. The company has generated interest from both accredited and unaccredited investors on the platform, with over 5,000 investors to date.

Virtuix is the creator of Omni, an omni-directional treadmill allowing users to walk and run inside popular games and virtual worlds.

The campaign is successfully funded and still accepting investments until Friday, April 2nd. **Please note the round size is $15M and SeedInvest operates on a first-come, first-served basis.**

INVEST IN VIRTUIX

Fireside Chat with SeedInvest CEO Next Thursday

Join us on Thursday, March 18th at 3pm ET when SeedInvest CEO Ryan Feit will host a fireside chat with entrepreneur Mark T. Lynn (founder of AMASS, Winc, Digital Brands Group). They will discuss the groundbreaking changes to Regulation Crowdfunding (Reg CF) and Regulation A+ that will be rolling out on March 15th, 2021. Register here.

Questions? Email us. We're happy to help.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Death & Co is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co

Virtuix is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix



Obianozo Chukwuma <obi@seedinvest.com>

Reg A+ Rundown | Innovega, Developer of Smart Contact Lenses, Returns & Virtuix Is Closing Soon

1 message

SeedInvest <deals@seedinvest.com>   Tue, Mar 16, 2021 at 10:55 AM
Reply-To: contactus@seedinvest.com
To: James <team@seedinvest.com>



Reg A+ Rundown

Hi James,

Innovega, our newest Reg A+ deal, recently launched its reservations campaign. The company previously successfully raised two times on SeedInvest. Plus, **Virtuix,** the most funded deal currently on the platform, is closing its campaign next month on Friday, April 2nd. Read on for more updates.

Now Accepting Reservations



Innovega | Smart Contact Glasses & Lenses

Innovega is creating smart contact lenses and glasses that deliver high-performance AR/VR experiences. The company previously successfully raised on SeedInvest two times and is back for its Series A round. Since the last round, Innovega has completed necessary pre-clinical testing, and FDA 510(k) clinical trials are underway.

Highlights from this new round include:

- **IP** | 14 issued U.S. patents and 13 pending applications protecting contact lenses, eyewear, optical systems, display systems, gaze-tracking, cameras, and vision and hearing enhancement

- **Product** | Visually impaired patients wearing the company's smart contact lenses and eyewear achieved approximately 20/20 vision at near and far distances (based on unpublished third party testing)

- **Funding** | Raised $10M to date with $5.8M in government contracts, grants, and commercial revenue, generating $2M in gross profit

- **Team** | Co-founders Steve Willey and Dr. Jerry Legerton have each delivered novel innovation, pioneered new industries, and delivered multiple successful exits

RESERVE SHARES

Closing Soon



Virtuix & the rise of at-home fitness

The COVID-19 pandemic has boosted demand for at-home physical activity. According to the Washington Post and retail data from NPD Group, health and fitness equipment revenue more than doubled, to $2.3B, from March to October.

Virtuix is aiming to tap into this growing market with the launch of its upcoming home product, Omni One, an omni-directional treadmill allowing users to walk and run inside popular games and virtual worlds. By measuring heart rate, a recent study by the Institute of Sport Sciences determined that Omni gameplay offered sufficient intensity of physical activity and provided health benefits if practiced regularly.

Virtuix has surpassed $12M raised, making it the company with the most investments currently on SeedInvest.

The $15M round is ending in less than three weeks on Friday, April 2nd. Please note that SeedInvest operates on a first-come, first-served basis.

INVEST IN VIRTUIX

How It Works



How Gryphon's WiFi security router & parental control system works

Gryphon is a cloud managed network protection platform powered by machine learning. The company's products include a family of powerful wireless mesh WiFi routers, cloud management application, and a smart phone app. Gryphon's product is sold as a direct to consumer mesh WiFi router system with an optional annual recurring advanced network protection service.

Here are some benefits of Gryphon's platform:

- **Easy install** | To set up, users simply download the app and scan an activation code at the bottom of the router

- **Content control** | Users can control content access by age as well as control access to popular apps like TikTok, YouTube, and Snapchat

- **Screen time management** | Parents can set bedtimes and homework times

- **24/7 intrusion detection** | Users receive data threat updates via the app

- **Machine learning** | Gryphon's IP covers its machine learning based network protection, which allows the software to learn the traffic behaviors of devices on the platform (in short, with usage and scale, Gryphon's technology only gets better)


LEARN MORE & FOLLOW GRYPHON


Business Updates

GROUNDFLOOR discussed how its Notes product has helped investors throughout the pandemic

Since the start of the pandemic, GROUNDFLOOR reported that 48% of retail investments have been into its Notes product. This product appeals to investors interested in shorter-term securities during a time of heightened volatility.

Learn More

Cytonics received another international patent for its APIC treatment and lead drug candidate, CYT-108

Cytonics is proud to announce that the Canadian Intellectual Property Office issued a patent (Patent Number 2865170) protecting the company's autologous APIC treatment (a medical device that concentrates natural alpha-2-macroglobulin (A2M)), as well as the company's lead drug candidate, "CYT-108", an engineered variant of A2M.

Learn More

Death & Co surpasses $1M in reservations

Death & Co has surpassed $1M in reservations on SeedInvest. The company is an integrated hospitality group creating unique cocktail experiences across the U.S. Death & Co's first raise was SeedInvest's first hospitality fundraise and the 2nd most successful Reg CF + Reg D round in the platform's history.

Learn More

Future Acres surpasses $500K in reservations

Future Acres has surpassed $500K in reservations on SeedInvest. The company is building autonomous farm tools for the future of farming.

Learn More

Reservation Bonus Perks

Investors that reserve shares and later purchase their reserved shares will receive bonus perks from the following companies:

- **Gryphon's** perks include product discounts, free WiFi routers, complimentary yearly subscriptions, and more.

- **Death & Co's** perks include priority reservations, Investor Cocktail 101 classes, 10% off at all Death & Co properties, invitations to exclusive events, and more.

Upcoming Reg A+ Webinars

- **Death & Co's Kick-Off Webinar** | Tuesday, March 16th at 4pm ET

- **Virtuix's Final Webinar** | Tuesday, March 30th at 2pm ET

- **Reg A+ Monthly Webinar** | Thursday, April 1st at 4pm ET

Fireside Chat with SeedInvest CEO This Thursday

Join us on Thursday, March 18th at 3pm ET when SeedInvest CEO Ryan Feit will host a fireside chat with entrepreneur Mark T. Lynn (founder of AMASS, Winc, Digital Brands Group). They will discuss the groundbreaking changes to Regulation Crowdfunding (Reg CF) and Regulation A+ that will be rolling out on March 15th, 2021. Register here.

SeedInvest 101

New to SeedInvest or just want to learn about how the platform works? Join us for our weekly 101 webinar for a brief overview of SeedInvest and how to make the most of your investing experience, ending with a live Q&A session to answer any questions you may have. Register here.

"Follow" Button

Interested in never missing an update on a company? Log into your account and click the "Follow" button on a company's profile page. You can also select multiple deals to follow at once by logging in, navigating to User Settings, and then clicking Communication.

More About Reg A+

On June 19, 2015, three years after the JOBS Act was signed, Title IV (Regulation A+) of the JOBS Act went into effect, allowing private early-stage companies to raise money from all Americans. Reg A+ is a type of offering which allows private companies to raise up to $50M from the public. Companies looking to raise capital via Reg A+ first must file with the SEC and get qualification before launching their offering.

Reg A+ raises enable companies to grow and galvanize their communities, allowing them to cultivate a group of loyal customers / investors, with clear benefits*:

- Stock owners spend an average of 54% more than non-stock owners

- Investors visit the company website 68% more frequently

- Customers who own shares refer 2x as many people, increasing virality

SeedInvest recently closed its largest round ever when NowRx raised its $20M Series B round via Regulation A+.

Questions? Email us. We're happy to help.

You are receiving this newsletter because you are a registered user on SeedInvest. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Certain accredited investors will still receive custom deal outreach based on their noted investor preferences.

*Data referenced is current as of 2016.

Innovega, Gryphon, Death & Co, and Future Acres are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega, Gryphon: https://www.seedinvest.com/gryphon, Death & Co: https://www.seedinvest.com/death.co, Future Acres: https://www.seedinvest.com/future.acres

Virtuix, Cytonics, and Groundfloor are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix, Cytonics: https://www.seedinvest.com/cytonics, Groundfloor: https://www.seedinvest.com/groundfloor

 **CIRCLE**   Obianozo Chukwuma <obi@seedinvest.com>

New Deal Updates from Virtuix, Cytonics & More
1 message

SeedInvest <deals@seedinvest.com>   Wed, Mar 17, 2021 at 11:06 AM
Reply-To: contactus@seedinvest.com
To: James <team@seedinvest.com>



Deal Updates

Hi James,

In case you missed it, here's a roundup of recently announced deal updates.
Additionally, be sure to click the "Follow" button on any company's profile page that you
are interested in. Read more here.

- **Perfitly** highlighted its plus size garment visualization feature

- **SwayBrand** signed a pilot partnership with Stix Golf

- **Cytonics** announced that its growing board plans to expand CYT-108
  applications into veterinary sciences

- **Gryphon** discussed how its parental controls are helping families navigate the
  online world during COVID-19

- **Death & Co** surpassed $1M in reservations

- **Innovega** surpassed $500K in reservations within its first week of launching

- **Virtuix,** the most funded live deal on SeedInvest, surpassed $12.5M in
  investments ahead of the campaign closing on Friday, April 2nd

Upcoming Fireside Chat with SeedInvest CEO

Join us on Thursday, March 18th at 3pm ET when SeedInvest CEO Ryan Feit will host a fireside chat with entrepreneur Mark T. Lynn (founder of AMASS, Winc, Digital Brands Group). They will discuss the groundbreaking changes to Regulation Crowdfunding (Reg CF) and Regulation A+ that rolled out on March 15th, 2021. Register here to tune in.

Browse all our deals. Learn more about all our investment opportunities.

You are receiving this because you are part of the SeedInvest community. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

Virtuix, and Cytonics are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: Virtuix: https://www.seedinvest.com/virtuix, Cytonics: https://www.seedinvest.com/cytonics

Perfitly, and SwayBrand are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Perfitly: https://www.seedinvest.com/perfitly, SwayBrand: https://www.seedinvest.com/swaybrand

Death & Co, Innovega, and Gryphon are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Death & Co: https://www.seedinvest.com/death.co, Innovega: https://www.seedinvest.com/innovega, Gryphon: https://www.seedinvest.com/gryphon

member FINRA/SIPC, located at 61 Broadway, Suite 1705, New York, NY 10006. To learn more about investing in startups and its risks visit www.seedinvest.com/academy.

　　　　　　　　　　　　　　Obianozo Chukwuma <obi@seedinvest.com>

New Deal Updates from Perfitly, Virtuix & More
1 message

SeedInvest <deals@seedinvest.com>　　　　　　　　Wed, Mar 24, 2021 at 3:07 PM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com



Deal Updates

Hi Obi,

In case you missed it, here's a roundup of recently announced deal updates. Click the links below to learn more. Additionally, be sure to click the "Follow" button on any company's profile page that you are interested in. Read more here.

- **Perfitly** launched a new 3D+ viewer & photo app enhancement feature and was accepted into a global fashion accelerator - the campaign is closing soon

- **GROUNDFLOOR** achieved a 168% increase in first-time investors on its platform in 2021

- **Cytonics** received another issued U.S. patent for the company's lead drug candidate, CYT-108

- **Death & Co** was featured in 10 press publications including The Wall Street Journal, The Los Angeles Times, and The New York Times

- **Good Earth Organics'** team answered investor FAQs

- **Innovega** surpassed $1M in reservations in the first two weeks of launching

- **Fantasy Sports** surpassed $300K in reservations in the first week of launching

- **Virtuix** surpassed $13M and was featured in VentureBeat ahead of the campaign closing next week - there is a limited allocation left

Browse all our deals. Learn more about all our investment opportunities.

You are receiving this because you are part of the SeedInvest community. If you would like to stop receiving the weekly newsletter, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

Innovega, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega, Death & Co: https://www.seedinvest.com/death.co

The Good Earth Organics, Inc., Virtuix, Groundfloor, and Cytonics are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: The Good Earth Organics, Inc.: https://www.seedinvest.com/goodearthorganics, Virtuix: https://www.seedinvest.com/virtuix, Groundfloor: https://www.seedinvest.com/groundfloor, Cytonics: https://www.seedinvest.com/cytonics

Perfitly, and Fantasy Sports are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Perfitly: https://www.seedinvest.com/perfitly, Fantasy Sports: https://www.seedinvest.com/fantasy.sports

   **Obianozo Chukwuma <obi@seedinvest.com>**

RSVP | Death & Co's First Webinar
1 message

SeedInvest <deals@seedinvest.com>   Tue, Mar 9, 2021 at 11:42 AM
Reply-To: contactus@seedinvest.com
To: Obi <obi@seedinvest.com>

seedinvest Upcoming Webinar



Death & Co's First Webinar | Tuesday, March 16th at 4pm ET

Join Death & Co's CEO & Co-Founder David Kaplan for an investor webinar on
Tuesday, March 16th at 4pm ET for the opportunity to discuss the company and
answer questions from the crowd.

Death & Co is an integrated hospitality group creating unique cocktail experiences
across the U.S. The company previously raised successfully on SeedInvest in 2018,
which became SeedInvest's first hospitality fundraise and the second most successful
Reg CF + Reg D round in the platform's history.

The campaign has already surpassed $900K in reservations.

REGISTER

Exclusive Reservation Investor Perks

All investors who reserve shares and later purchase their reserved shares will receive bonus perks. Learn more.

Questions? Email us. We're happy to help.

You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving invitations to events, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

---

activity is conducted by SI Securities, LLC dba SeedInvest, an affiliate of Circle, and a registered broker-dealer, and member FINRA/SIPC, located at 61 Broadway, Suite 1705, New York, NY 10006. To learn more about investing in startups and its risks visit www.seedinvest.com/academy.

   **Obianozo Chukwuma <obi@seedinvest.com>**

RSVP | Death & Co's First Webinar
1 message

SeedInvest <contactus@seedinvest.com>   Mon, Mar 15, 2021 at 5:15 PM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

seedinvest Upcoming Webinar



Death & Co's First Webinar | Tomorrow, March 16th at 4pm ET

Join Death & Co's CEO & Co-Founder David Kaplan for an investor webinar tomorrow, March 16th at 4pm ET for the opportunity to discuss the company and answer questions from the crowd.

Death & Co is an integrated hospitality group creating unique cocktail experiences across the U.S. The company previously raised successfully on SeedInvest in 2018, which became SeedInvest's first hospitality fundraise and the second most successful Reg CF + Reg D round in the platform's history.

The campaign has already surpassed $1.1M in reservations.

REGISTER

Exclusive Reservation Investor Perks

All investors who reserve shares and later purchase their reserved shares will receive bonus perks. Learn more.

Questions? Email us. We're happy to help.

You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving invitations to events, unsubscribe here.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

[00:00:30.600]

[Obi]: Good afternoon, everyone. My name is Obi and I'm a member of the venture growth team here at Seed Invest. I'm excited to have Dave Kaplan, the CEO and founder of Death and Co., here with us today for their first official investor webinar. Dave will be giving a 10 to 15 minute investor presentation, which will be followed by an audience Q&A. If you have any questions that you would like to ask Dave to answer during the Q&A portion of the webinar.

[00:00:55.260]

Just type it into the Q&A box at the bottom of the screen. If we don't get to your question during today's webinar, b sure to post it to Death and Co's discussion board on their SeedInvest profile. A quick introduction before we get started here: Death & Co is an Integrated Hospitality Group creating unique cocktail experiences across the United States. The company previously successfully raised on Seed Invest in 2018. And this was SeedInvest's first hospitality raise and the second most successful Reg CF and Reg D in the platform's history.

[00:01:26.430]

Dave, I'll let you take it away. [Dave]: Great, thank you so much and thank you, everyone, for being here today. I'm sure everyone has the same significant Zoom fatigue that I do...we were actually with SeedInvest two years ago and did a raise with them then. And we were able to do some some live events, so hopefully in a few months or a few months down the line, we'll be able to to resume that.

[00:01:56.180]

And of course, us being Death & Co, always like to have cocktails at our events and be able to raise a glass with you. But appreciate so many of you joining us today. So it's certainly been quite a year for us, for our industry, for so many people that we know.

[00:02:12.530]

But I think now more than ever, we acknowledge that what we do and, for us, what we do is create connectivity or moments of connectivity through cocktail anchored hospitality. We feel like that's needed more than ever. So we're excited to be back, excited to be here talking with you today about what we're looking to do, how we're looking to grow.

[00:02:33.940]

And like I mentioned, our last race was with SeedInvest two years ago and in that year following our raise, we were able to grow the company by forty-nine percent. And we're on track and incredibly optimistic about where we're heading in 2020 as well. We had recently opened Death & Co in LA and had yet to really see that hit within that forty nine percent, as well as a lot of other opportunities on the horizon. Like I mentioned, it has been a tough year in the hospitality sector, but I think for those of us that have been able to thoughtfully navigate our way through, we have our sort of COVID masters now, and pivoting in finding margin where there is very little margin to find through these tough times.

[00:03:22.370]

And I think now more than ever, groups like ours and a number of others out there are well positioned to come out on the other side and be able to really capitalize on where the market is today. With that, excited to talk to you a little bit about where we're at, where we're going.

[00:03:42.230]

We see kind of the foundation of where we've grown over the past really two to three years, certainly before that — our company is 15 years old — but certainly within the last two to three years building the the company that we have today and being prepared to take on the growth that we're looking towards in our next chapter. So we're looking towards kind of a five-pillared approach to our growth, all things that we've been building for a long time and have been redeveloping this sort of growth strategy.

[00:04:19.040]

And I think really through the past year, certainly through the pandemic, a lot of our thoughts that we had put down on paper were really cemented and validated through this time. Number one, which has been core and will continue to be core to our business, which is the brick and mortars. So we currently have three Death & Co locations: Death & Co New York, Death & Co Denver and Death & Co L.A. We see the continued growth of Death & Co as being the overall brand halo.

[00:04:44.960]

But we also see a huge amount of opportunistic deals coming through that don't necessarily feel right for Death & Co, but do make sense for us to create new brands to be able to seize upon these phenomenally lease rate opportunities, developers putting a lot of TI money out there, and just create spaces that need a concept and need an anchor for new developments that we believe we could be a solution for much lower capital investment than what was traditionally a ground of brick and mortar. In addition to brick and mortar, something that's been a long time anchor of our company, Proprietors LLC.

[00:05:25.880]

We see a lot of opportunity with growth for this company as well, certainly within the management side of this. So historically, we've been a consulting and management B2B company. We have a number of new management deals, one that's soon to open in Charleston, South Carolina, which I know was mentioned in the deck, and then another that is opening in about two years in Aspen, Colorado, and a number of conversations that are all in process right now.

[00:05:54.920]

The great thing with management is there's upfront fee and then percentage gross, percentage of net. So it's a long term revenue, consistent annual revenue for the company in addition to the consultancy basis, which is like most consultancy, medium to short term. So a lot of opportunity, a lot of demand for that, especially as people start to reopen and a lot of larger corporations, companies coming to us looking for solutions to bring up the level of their cocktails and their beverage and their F&B in general.

[00:06:28.880]

In addition to the brick and Mortar and Proprietors LLC, we also see the opportunity to grow within our consumer facing goods. So one of the many silver linings for the company this year has been our Death & Co marketplace. So this has grown a huge amount over the past year.

[00:06:46.580]

Our customer base really turned online to be able to have some engagement with our company, be able to have some some experience and be able to take that Death & Co piece home with them.

[00:06:57.890]

So we grew in our first full year. We ended the year just under $350k in revenue. So again, our first full year of doing business in a very new business vertical, we see a lot of potential, a lot of opportunity there. And in addition to rounding out what our Death & Co online marketplace is, we're also adding, what is been really exciting, something that has been years in the works and obviously became very, very popular through the pandemic.

[00:07:23.690]

We're adding a canned ocktail line so, a Death & Co branded canned cocktail line to our consumer facing portfolio. And we're working with a phenomenal company, Craft Spirits Cooperative, on that using actual spirits that we use in our bars, which we feel like is a great point of distinction between what we're looking to do or what we are doing and what many other companies out there are doing with kind of white label products. And that should be hitting in the first half of this year.

[00:07:53.090]

In addition to the brick and mortar, Proprietors, and our consumer facing goods, we're also expanding within our media. So media and content is something that we've done for a long time, almost define the company by, but we haven't created a revenue engine around it. So we are soon to publish our third book.

[00:08:12.470]

We have two out already. Our third book will actually be owned by the company, which is very exciting. So Death & Co: Welcome Home is going to be a three hundred and twenty page tome similar to Death &

Co and then Cocktail Codex, the first two books that we have out, and will be coming out this October. And in addition to the content, the book that we have already coming out this year, we're looking to create annual self publish books. We're also looking to create an online education platform.

[00:08:42.800]

Education has really been one of the anchors of the of the company, something that we obviously do and specialize in within Proprietors LLC. And this cocktail-oriented education is something that we feel like is missing both for consumer facing and on the professional side, and also something that we feel like will be a fantastic education mechanism for our own people coming up through, and a great attraction mechanism for us to continue to garner new staff. And last but not least, something that we're very excited about —

[00:09:14.030]

and I feel like I'm using the word excited about all this stuff, but it's very genuine — is our partnership with Ryan Diggins. Ryan is the owner of the Ramble Hotel, where my green screen background is today, where we have Death & Co Denver. So Ryan and his company Gravitas, we have been looking to forge a relationship and move forward within the hotel and F&B space together. So we've created a 50/50 partnership to look to new hotel acquisition, hotel management deals, deals and opportunities where we do co-DP type of development.

[00:09:46.250]

And obviously very exciting for us, the space that we've been playing in for for quite a while now. It sounds like a bit of a leap. We feel like it's something that we've certainly been working towards for a very long time.

[00:10:01.500]

That, along with everything else, has been really exciting, once we put that out there started sharing our hotel, our Midnight Auteur hotel, that we've had a phenomenal response and have a lot of active conversations going on right now. And again, hopefully we'll be able to get some of those signed and be able to share those with all of you soon. So with all of that in mind, we're excited to be here, back with SeedInvest, and best working towards this next raise.

[00:10:27.570]

And I think for us, the underlying goal of this, in addition to growing those five key areas that I mentioned, is really to not just become a great hospitality company, but to become a great company and one of one of the world's greatest companies to work for. That's our goal and that's our aspiration. I think the reason there is is pretty obvious, but we see it as almost like a self-fulfilling prophecy or a great cyclical engine where if we're attracting some of the best talent out there, they're able to do their best and put great product and great hospitality out there, that's able to attract more customers, which creates revenue, which helps build the excitement and the PR and the marketing engine around our company, which creates growth opportunities for us, which again allows us to go back and attract more phenomenal people.

[00:11:16.060]

So really excited and still excited to be here, excited to share all of this with you guys, and also looking forward to answering some some Q&A for you. And with that, I'll turn it over to Obi. And if there's anything that we don't get to today, we will transcribe all of these on to the forum at the very, very bottom of this SeedInvest profile. So if you don't get your questions answered, please pivot over to the forum over the next day or two.

[00:11:43.200]

We'll make sure to get every single thing answered that was submitted. [Obi]: All right, thank you so much, Dave. The first question we have here, a sizable amount of this race is to pay down debt. Can you tell us how much debt is in the org and how that is structured? [Dave]: Yeah, absolutely, so depending on the size of the raise, obviously the percentage of the total raise or the total money raised to pay down debt is vastly different.

[00:12:10.670]

So if we raise the minimum, which is 750k, I believe is the escrow, then a sizable portion of that, that number is moving because we are actively paying down the debt all the time. And then the PPP loans that we're taking on, we anticipate most of that will be forgiveable, some of them may not be. So that is a fluctuating number. That said, the current debt right now is between 300-400K and I can't put a finer point on it right now because we anticipate some of that will continue to get paid off even before the raise is completed and then a decent amount of new funds that come through because we are currently approved for two of this next round of PP funds, we anticipate that will get approved for the rest of them.

[00:12:59.750]

And then as you as most of you know, if we don't use all of that in accordance to the regulations, it could roll over to very low interest debt. But we anticipate using as much as possible, ninety to ninety five to one hundred percent, depending on the entity, to create forgiveable notes on there. So all said, I think it's a very small percentage of the total piece, and most of it is related to the pandemic, just things that we put off for for a bit, vendors that we put off for a bit, that have accepted payment terms.

[00:13:37.700]

We do have one 100K note, and that's with one of our largest investors, Bill Spurgeon, who's also on the board. So the terms of that note obviously are documented, but if for any reason we had to extend them, he's always been very flexible with that. But we anticipate we'll be able to pay that off with or without this raise. And same with the rest of the debt. [Obi]: What is your target for profit margin for brick and mortar locations, fully loaded for direct salaries, rent, cost of materials, etc.

[00:14:07.570]

[00:14:09.040]

Yeah, our target profit margin for each of our brick and mortars is a little different. So it's pretty interesting and I would be happy to share that. I'll break it out in greater detail, actually, in the forum, or in the post in the discussion board on SeedInvest. But for for Death & Co in New York. Historically, it's been anywhere from 18 to 20 percent by our former accounting practices. With the audit, those accounting practices shifted slightly.

[00:14:38.470]

So things are in slightly different buckets. But it's been a relatively high profit margin, especially in relation to the industry. With Death & Co Denver, again, where this photo is today, it's a very different business. We have a huge amount of labor. We have about thirteen thousand square feet of F&B. We have breakfast, lunch, dinner, events. So our profit margin is much smaller, but our revenue is much higher. So our target profit margin is between 12 and 15 percent.

[00:15:04.210]

That's where we want to get to. Last year, I believe we were close to 10 percent, but I'd have to have to check in again to make sure that everything that goes up in the discussion board is all the confirmed financials. For Death & Co LA, a little bit between the two. Our occupancy cost is much higher than New York. Labor is higher than New York as well because of California so our target there to get to was between 15 and 17 percent.

[00:15:30.100]

So generally, 15 percent plus is our target margin for any of our brick and mortars. That's kind of where we want to see it, where we want to go.

[00:15:39.690]

[Obi]: What is the primary consideration when deciding how you allocate talent, time and effort when deciding between taking up consulting projects versus building out corporate owned B&C properties, will additional equity capital allow you to prioritize development of owned partnership corporate locations? [Dave]: Yes is the short answer. So I think at the heart of the question and apologies, I was glancing over at the chat box, I think the heart of the question was how do we prioritize brick and mortar growth over over our consultancy?

[00:16:16.570]

And how do we weigh those two? [Obi]: Yes. [Dave]: Yeah. So we've historically always viewed the consultancy as a way to grow our education base, grow our knowledge base, to be able to do things that aren't otherwise within our direct vertical. For instance, we did a massive bar and restaurant for Alain Ducasse at the Delanoe in Las Vegas, massive project, not really directly up our alley unless we're doing some consultancy.

[00:16:53.890]

And so we got the ability to to learn what it's like to work with union employees, what it's like to work with a Michelin chef, what it's like to work with all of these moving pieces. So, you know, the education, motivation has always been, or the knowledge motivation, has always been pretty significant there. And then we also see it as a way to to allow for greater opportunity for our staff that are in other places in the company to have some upward mobility, because a lot of people want to get out from behind the bar and see Proprietors.

[00:17:21.070]

It's a great opportunity for them to do that and have a very different life and a very different career. That said, the Proprietors team is pretty small. Currently, it's Devon Tarby, Lauren, Jordan, and Henry on the back end and sort of infrastructure side of things. So it's a pretty tight team and there's not a huge amount of crossover with the other aspects of the company, at least historically. Now we kind of consider them the openings team. So they're rolling into our new deal in Charleston, which is a management deal.

[00:17:55.330]

They're overseeing a lot of the opening logistics there. And then they also completely oversee 100 percent of the consulting space. So for us, it's not a huge variable in terms of the investment. I guess in terms of granular numbers, we did north of 750k in 2019 to the consulting company. It is a traditionally high-margin business. So it's nice obviously to have that trickle down to Gin and Luck. And it's something that we see the opportunity to, to certainly grow.

[00:18:28.150]

But comparatively, it's still a smaller piece of the company than brick and mortars. And in terms of capital investment, brick and mortars are always going to require more capital because it's really just the human capital on the Proprietors side. It's relatively easy to grow that side of the business. It takes a lot of energy in terms of sales. And then on the brick and mortar side, I think that's always going to be kind of the core of our economic engine.

[00:18:51.430]

I spoke to to your question, but if I didn't, if there's any nuance there, feel free to throw another question in the chat box and I'll make sure to address it in the discussion board. [Obi]: You've spoken extensively about the market conditions, but how do you define your target customers by vertical and what is the interplay across verticals to grow value per customer?

[00:19:11.450]

[Dave]: It's an interesting question. I think first, you know, we see the the customer base within Death & Co as being a pretty wide expanse in terms of our target. Death & Co has always been the type of place on the brick and mortar side of things where our core clientele has been between twenty-five and forty-five, which I know is a relatively wide age range. But also any of those folks, when their parents come into town, we see the parents or we see them take their parents.

[00:19:45.110]

That is one of the first places they take them and often we inherit their parents as as customers as well. And then we start to see some of those demographic shifts a little bit. And just in terms of the age, a lot of our demographics are obviously very well traveled because Death & Coo is a destination for a lot of travelers. We do create or work very hard to create them as neighborhood anchors as well. So we do have a pretty healthy mix between local neighborhood and destination clientele, though I would say it probably skews somewhere in the 30-70s, so 30 percent immediate core local within our community and 70 percent destination either within the city itself or within pure destination traffic. And certainly within the later years of death in New York.

[00:20:31.610]

and now all of our Death & Cos, because we've started to see cocktail tourism as a thing, which I think is interesting, similar to culinary tourism, where you go to a city and you want to make sure that you hit a number of restaurants and bars, certainly seeing that more. And in terms of our social demographics, those are a lot easier to peg. Age range is pretty similar. Twenty five to forty five is sort of the core set there.

[00:20:57.560]

The city list is also pretty well specified. I'm probably not going to get these in the right order, but on the top five list somewhere in there, it's New York, London, L.A., Denver, Chicago, all places that you would relatively expect with with a healthy cocktail and beverage scene. Skews slightly more male on the social side. We don't see that reflected in the brick and mortars as much. But certainly on the social side, it's about 60 percent male following, 40 percent or a little less female.

[00:21:28.850]

And then there was a second part of the question, Obi, if you help me, I certainly haven't tackled that yet.

[00:21:33.770]

[Obi]: No problem. It's: what is the interplay across verticals to grow your value per customer? [Dave]: What is the interplay across verticals to grow our value per customer? Gosh, that's an interesting question. I've certainly never framed it in that way, so I'll do my best to answer that. But again, like I've said to everyone, if I don't specifically answer, if you have any points of clarification, take it to the discussion board. We see the opportunity for many things to sort of flow between our verticals or customers to flow between our verticals.

[00:22:10.120]

And certainly that was the motivation behind creating the Death & Co marketplace. We wanted people to be able to take a bit of their experience home with them, or a bit of their love or fandom of the brand, even if they haven't gone in for a brick and mortar experience. So the cross pollination that we see between followers on Instagram, people that are coming into the doors and the people that are purchasing on our marketplace is certainly pretty significant. And we try to make sure that we're driving traffic and sharing information across all of those verticals and also learning and listening across all of those to make sure that we're understanding what our clientele wants, what they're looking for, and how we can best kind of meet their need wherever we happen to meet them, whether it's just a discussion and they're part of our community on social, whether it's in the brick and mortars and they're guests, new guest or returning guests or whether it's on retail and they're customers or first time customers or returning customers or looking for new market goods through suggestions and some of the questionnaires that we've been sending out through there.

[00:23:19.390]

So, again, hopefully I tackled your question, but I love the way you phrased it. I'll have to write it down or I'll look at it after Obi passes is off and make sure that I did. [Obi]: Why are you using SeedInvest rather than a more traditional funding source of financing? [Dave]: I love that question and don't know if I articulately spoke to this. I certainly intended to in my kind of short form pitch. And I tell our other friends at SeedInvest that I hate "pitching" because I feel like it's trying to trying to sell.

[00:23:55.000]

And even though I realize that's the position I'm in, that's not what I feel like I'm doing. I think the exciting thing for me within crowdfunding is that we get to share. Right. And so I don't feel like I'm pitching. I feel like I'm sharing, even though I get nervous and it's a structured format. So some of the things I love about crowdfunding and working with seed investors is that we've been open book with our team for, I don't know, many years now, maybe six, seven years, something like that.

[00:24:24.040]

I was really excited to go open book, very nervous to do so. But like so many others I read, the Great Game of Business and was really inspired. We were also introducing EOS, which is the Entrepreneurial

Operating System into our company, kind of around the same time or little after. So we started to apply all of these business systems that really were foundational, or rooted in transparency throughout our company. And so the idea of bringing that heightened level of transparency and intention and putting our purpose out there into the world and to be able to share that with our fans, followers, guests, people that are just idly curious was phenomenally exciting to me.

[00:25:03.730]

The idea that we get to have those folks that have loved or built up our brand over so many years participate and actually own a piece of the business is so exciting. And it's also inspiring and crazy motivating and also terrifying. You know, I feel the responsibility every day I wake up that we need to make right. We need to do right by all of these people. We currently have over four hundred and fifty investors. And I love that.

[00:25:31.330]

I love working under that pressure. So much so that I'm obviously here again, we're revisiting it under the Reg A+, we'll likely have many, many more investors. And so I think all of that stuff is is a great way to run your company. And I think crowdfunding gives us the opportunity to do exactly that. I also think that putting your intention out in the world, which I know I mentioned, but making it public and press brings so many opportunities.

[00:26:02.170]

And that in part is why my inbox is crazy right now. And I'm getting tons of calls every day because people see this. They love the Death& Co brand, whatever it is. And they have this, that or the other thing going on in whatever place or location they're working in. And they want to see if we're interested. They want to see if we could do this. So it brings a lot of opportunity for growth above and beyond the obvious capital.

[00:26:29.260]

And then the other thing that I really love about it, and I could probably go on about this for a long time because I'm obviously very passionate about raising money this way. I think it's great for for both businesses and for investors to be able to participate with something that they, you know, it's more tangible. It's something that they have a connection with, is that we have this we have this massive group of folks that that we can reach out to, that we can communicate with, that are very much there for us.

[00:26:59.110]

And we just started in 2019, just had one and then obviously haven't been able to follow up, to have these investor gatherings and to be able to get to know everyone on a one on one basis, to learn what their passion and background is, what brought them or introduce them to Death & Co. And I mean that is phenomenally special. So it's definitely something we love. We've had the opportunity to go the traditional route. We've been in the room with some of the world's wealthiest folks that were very interested in participating or investing in.

[00:27:29.920]

A lot of them wanted, you know, fifty one percent plus of the company. And that's certainly a reason as well. We love the idea that we can have people that are here to support us, but we get to ultimately drive the business.

[00:27:42.820]

This is what I've been doing for 15 years. It's what I've done right out of college. This is everything I've done. It's what I think about every moment of the day. So to be able to to drive that with a phenomenal team of people is is amazing. [Obi]: Do you have a prioritized list of potential brick and mortar locations? [Dave]: We do, we do. Yeah, the reason I'm smiling is because we love so many cities that there's a lot of places that we're open to right now.

[00:28:18.730]

And we're working to be slightly more opportunistic than we have been in the past before. And I think many of you know, we were really targeting Chicago. And Chicago is still very high up on the list. But we said, OK, let's take a step back. There's so, so many great cities, so many great opportunities that we really, really love. So many cities that we love. Let's open ourselves to opportunities where we can be receptive and responsive to the best deals out there and really look at it from a relatively analytical perspective in terms of what will be the best for the business from the numbers end, nd then also make sure that we feel like it's the right match for us from a city perspective.

[00:28:59.380]

So some of the cities that we're excited about, I can tell you, we're very excited about Mexico City. We're excited about Toronto. We're excited about Boston. Chicago, excited to be opening up our management project. It's not a new Death & Co, but our management deal in Charleston. I currently have conversations going with a number of large brokers and then probably five or six large national developers, all of which are sending me just tons of deal flow.

[00:29:27.130]

So I feel like we're in a fantastic education moment right now where we're looking and we've created great analytical tools, great pencil test Excel sheets to be able to throw data into quickly and look to see what will be the best for us in terms of, again, those those hard numbers. And then soon we'll be able to hit the road and start to really explore these. We already are starting to hit the road and start to explore these and make sure that the neighborhood feels right, the spaces feel right.

[00:30:01.300]

And that's yeah, that's our focus, especially over the next few years, as we feel like the deal out there are better than they have been for a very long time. So we want to make the best of that opportunity. [Obi]: What do you envision the cocktail education program to look like? Do you plan to work with an aggregator for distribution, or do you plan on something a little more bespoke, and why not pursue this opportunity earlier during the COVID lockdowns like some of your peers, versus now that the world is starting to open back up?

[00:30:38.080]
[Dave]: Yeah, you know, I think historically, I always joke that we're slow learners, but really I think we're just slow to enter into any new market. And I think that's very intentional. We rarely want to be first. I like to be second, third or fourth. And I like to make sure that before we enter into something, we have a full understanding of where we're going with it and value to add within that space.

[00:31:08.950]
And so that's why we've been kind of slow to approach the space, to be honest. Devon Tarby, our partner, my business partner, and the incredible woman who really runs Proprietors LLC, our consulting and management services, she's been saying we should get serious about an education platform, I think, for four years now. So when we finally said, hey, we should get serious about an education platform, she was like, I have been telling you this.

[00:31:37.210]
So I think for, like I said, for us, you know. Well, the other parts of your question — it's something we want to wholly own. At least that's our anticipation right now. It's something that we want to make sure we're doing something that benefits both our teams internally, like I said, we can use it for an traction mechanism, an education platform for our for our people, and then something that makes sense externally as well.

[00:32:05.020]
And so it will be, like many things, I see it as creating an entirely new business. I'm sure many of you do as well. And we're approaching it with the same kind of caution and thoughtfulness that we entered into retail with. You know, we brought on and, will likely have the same approach, we brought on someone much more knowledgeable within the retail space than we are. We currently work with the team called Craftwork out of Orange County.

[00:32:31.510]
And they have really guided us and continue to kind of be our partner on that through understanding what the advertising space looks like, understanding what analytics we're looking to track, educating us on really the top to bottom, and working together collaboratively to create our annual plan to hit our budgets and our targets. So we'll likely do the same thing and do as we've done in many areas, which is learn as

much as we possibly can, but then pay someone who's better and much more knowledgeable than us in a specific area to advise us as to how to continue and how to grow in the way that we want to within this new space.

[00:33:12.380]

[Obi]: What is the expected timeline for the ready to drink cocktail line and what do you see as a marketing plan for it?

[00:33:23.900]

[Dave]: Our publicist was asking me that this morning. So like so many things, it's been a bit of a moving target. We've had the the first two formulations pretty much done for a few months now. We're working through through TTTB and this this week we'll be sending those out. The can designs are done. And we've also been working with the bottling facility on tweaking the formulations for the scalability. So the short answer is very soon, though we don't have a hard date because so many things are still moving.

[00:34:02.720]

But we anticipate that it will likely launch within the next two to three months. But, of course, we could hit roadblocks along the way, which again, is why we haven't announced. And then in terms of the marketing plan, we're in the kind of in the weeds of that right now. And we're really excited to share that as we as we roll it out. Some of the big questions are what we're what will our initial production run look like?

[00:34:27.650]

Where will we target distribution? How will we support that in terms of our marketing efforts of brick and mortars on our doors? We're just starting to line up around online sales and how we can build that. And obviously we won't be able to sell them online ourselves. But how we can support the marketing effort of that, so all happening in very real time. Not much of an answer there, but excited to share more as we as we roll it out and as we have to develop.

[00:34:54.120]

[Obi]: Can you speak to some of the ways that you are building positive culture within your business?
[Dave]: I also love this question. Yeah, culture is one of my kind of passions within my seat as CEO and founder, it's really kind of one of my responsibilities or things that I drive. We have a number of big cultural kind of pillars, one of which, obviously, like so many companies, our mission, our purpose, our core values, we build them into everything that we do.

[00:35:31.050]

We build them into our quarterly conversations, our annual reviews. It is a filtering mechanism by which we hire, by which like I just said, review and ultimately make decisions of promotions or letting people go, which fortunately we don't have to let people go very often. We seem to have a very, very high staff engagement. We haven't rolled out the Gallup Q12 on a regular recurring basis. We've done a number of times.

[00:36:02.280]

One of the things that has really helped us support a number of these efforts is, I mentioned it earlier, is EOS. We've been working with a business coach for two years plus now, a fantastic guy named Josh Holtzmann. So EOS is Entrepreneurial Operating System. It provides, like so many things, just a way for you to run your business, the way for you to run your meetings. But it also gives you a framework of transparency and communication.

[00:36:27.030]

So after our quarterly sessions that we have with Josh within the leadership team, we have started the company meetings. That is obviously, these days and for really the foreseeable future, will always happen virtually. So we host those here on Zoom and everyone can tune in. We also make recordings of those. We also share any of our investor updates with all of our staff. We also have a number of cultural support mechanisms. It's kind of the way I think of them, which I think are really important in terms of, again, a transparency, sharing the numbers, sharing the goal of sharing a long term vision.

[00:37:09.360]

I'm a huge fan. I could talk about that for many, many hours and have multiple podcasts talking about how much we love us. And so the transparency front, just being transparent with where we're at financially and what we can do for our people and what our goals are. We acknowledge that we're not, I think we're OK.

[00:37:36.810]

Many people think we're good or great within the industry, which I think is a testament to how far we have to go within the industry. Other cultural aspects, we, like so many else out there, have had a phenomenal racial awakening over the past year. And we realize that we've been moving to the world without a lot of intention in that specific arena. We've been trying to be a good business, a thoughtful business, a responsible business, but not an actively anti-racist business, not an actively inclusive business.

[00:38:03.810]

We've never had a diversity, equity or inclusion plan. So that's something that we're working on remedying right now. So really, we want to do as many things as possible to create a 360 ecosystem of becoming a great place to work. Part of those is creating more robust benefits, creating career pathways, creating roadmaps for people to go from one position to the next, creating roadmaps for people to go from one location to another if they want. To creating a retirement plan, savings plans to creating education plans, support for people to accomplish major life milestones, buying a car, buying a house.

[00:38:41.520]

So all of those relate to culture, which I didn't even speak really to health and wellness. We pay seventy percent, I believe, 70 percent of full time employees' health care is covered, and we also offer wellness credits - or that's something that we did before the pandemic and something that we're working on rolling back out - fifty dollar wellness credits for each individual. And we're also working on creating more systems of rewarding and recognizing which is another cultural element.

[00:39:13.470]

So there is a laundry list of things that I think support this massive word, which is culture. And we work very hard on a lot of them, we work very hard on almost all of them. But the cultural aspect, I think is one of many that will never be done with. We'll never be like, well, we nailed it there and we're ready to move on. That's something where there will always be more to do create to create a better culture and a better and better environment for our employees.

[00:39:44.070]

So I love that question. Thank you for asking it. [Obi]: OK, the final question.

[00:39:47.790]

Do you see a drop in US alcohol consumption, even pre pandemic, as a risk factor to your business model?

[00:39:59.700]

[Dave]: Not really. And I hate giving that short of an answer, because it definitely sounds arrogant. Alcohol consumption, hard alcohol consumption continue to grow. Beer and wine consumption was on the decline, at least from the studies that I've seen, the statistics that we pulled and reference most often. And ultimately, I think all that aside, I think what we do know we're certainly known for cocktails, but we create experiences, we create experiences, and we create the platforms for people to have a moment and a level of human connectivity.

[00:40:41.820]

A lot of people come to our venues and love our nonalcoholic cocktails. A lot of people come to our venues and just order the food. But I think what we do is create create those moments where people can come together. And certainly within the brick and mortars, but also these these kind of moments or tokens of experiences or of the culture that we represent. And not all of those are driven by alcohol sales. I'm certainly not going to say that alcohol sales are not a driving force within our company.

[00:41:16.560]

They are and will continue to be. But historically, if you look at the massive data set going back years and years and years and years, alcohol has historically done very well, both in good times and bad, certainly through the '08 recession that we were open for, our business continued to grow. And I think it's in part because what we offer is in this category of affordable luxury. Right. You can treat yourself. And Howard Schultz talks about this, within Starbucks.

[00:41:52.440]

That's the massive coffee company that he started in that, you know, you may give up that trip this year, but you're not going to give up that little present to yourself, that six dollar cappuccino or whatever it is. Cocktails are relatively similar, a night out to Death & Co isn't cheap, but it's also not a night out at, you know, a fine dining restaurant, which is three hundred, four hundred dollars a person.

[00:42:19.410]

So I think we have continue to see growth within our sector and certainly within our businesses year over year. And if we continue to emphasize the hospitality and the experiences and the execution of the product that we're putting out in front of them, whether that's a cocktail, a nonalcoholic cocktail, a plate of food, wine, beer or something else, then I think we'll continue to grow as a company. [Obi]: Great. Well, thank you so much, Dave, and to everyone to tuning in today. As a reminder, Dave will be answering all of the questions from this webinar and posting them to the discussion board.

[00:42:56.010]

And if you have any remaining questions as part of your due diligence process, you can post them directly to the discussion forum at the bottom of their SeedInvest profile page and the team will be quick to reply. Thank you again, everyone, for taking the time today. And I hope you all have an excellent day. [Dave]: Thank you.